Mary E. Bowler
Corporate Secretary & Corporate Counsel
DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-5303; Fax (302) 774-4031
E-mail: Mary.E.Bowler@usa.dupont.com
September 14, 2007
By U.S. Mail and Facsimile to 202-772-9369
Ms. Lesli L. Sheppard
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

Re:	E. I. du Pont de Nemours and Company Definitive 14A Filed March 19, 2007 File No. 001-00815
Dear Ms. Sheppard:
     Thank you for taking the time to talk with Anabel Pichler and me yesterday and for clarifying certain of the comments included in your letter to Chad Holliday dated August 21, 2007.
     As we agreed, DuPont will submit its response to your letter on or before October 5, 2007. We appreciate your flexibility on the response date.
     If you have any questions, please call.

Very truly yours, Mary E. Bowler Corporate Secretary and Corporate Counsel